UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MAGNUM HUNTER RESOURCES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

55973B102

(CUSIP Number)

Gary C. Evans
Chairman and Chief Executive Officer
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 910
Houston, TX 77056

Copy To:

Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, TX 75201
Telephone: (214) 855-8000
Facsimile: (214) 855-8200
Attn: David E. Morrison Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55973B102
1. Names of Reporting Persons. Gary C. Evans
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 2,836,705*
8. Shared Voting Power
9. Sole Dispositive Power 5,798,410**
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,798,410**
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 9.5%***
14. Type of Reporting Person (See Instructions) IN
*	Consists of (i) 2,750,000 shares of restricted common stock, all of which have vested and (ii) 86,705 shares of common stock.
**
Includes 2,750,000 shares of restricted common stock, all of which have vested; 86,705 shares of common stock; options to purchase 2,750,000 shares of common stock, all of which have vested; and 211,705 shares underlying presently exercisable warrants, of which 125,000 shares are held in an account under the name of Mr. Evans’ children and Mr. Evans’ Special Inheritance Account.

***
Calculated based upon 61,282,189 shares of common stock outstanding at May 17, 2010, according to Magnum Hunter Resources Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.

Item 1.                      Security and Issuer

This filing on Schedule 13D relates to the common stock (“Common Stock”), $0.01 par value, of Magnum Hunter Resources Corporation, a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 777 Post Oak Boulevard, Suite 910, Houston, Texas 77056.  The Reporting Person (as defined below) is filing this Schedule 13D to report information regarding the number and interests of securities of the Issuer beneficially owned by him.

Item 2.                      Identity and Background

(a) This report is filed on behalf of Gary C. Evans, an individual (the “Reporting Person”).

(b), (c) and (f) Gary C. Evans, with a business address of 777 Post Oak Boulevard, Suite 910, Houston, Texas 77056, is a United States citizen, whose principal occupation is acting as the Issuer’s Chairman and Chief Executive Officer.  The Reporting Person is also a member of the Issuer’s board of directors.

(d)  The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds and Other Considerations

The Reporting Person’s beneficial ownership of shares of the Common Stock described in this Schedule 13D (the “Shares”) was acquired through grants of restricted stock and stock options by the Company in connection with the employment of the Reporting Person as the Chairman and Chief Executive Officer of the Company.  The Reporting Person has also acquired shares of Common Stock and warrants to purchase additional shares of Common Stock (as more fully described below in Item 4).  No funds or other consideration were used by the Reporting Person to purchase any Common Stock of the Issuer within the past sixty (60) days.

Item 4.                      Purpose of Transaction

On May 22, 2009, the Reporting Person and the Issuer entered into an Employment Agreement (the “Employment Agreement”) whereby the Reporting Person agreed to serve as the Chairman and Chief Executive Officer of the Issuer for a three year term expiring on May 22, 2012.  In connection with his employment, the Issuer granted the Reporting Person: (i) 2,750,000 shares of restricted Common Stock pursuant to the terms of a Restricted Stock Agreement, dated May 22, 2009 and (ii) 2,750,000 options to purchase Common Stock pursuant to the terms of a Stock Option Agreement, dated May 22, 2009.  On November 5, 2009, the Reporting Person participated in a offering by the Company pursuant to which the Reporting Person purchased 86,705 shares of Common Stock and 17,341 warrants to purchase shares of Common Stock with an exercise price of $2.50 per share.  On March 22, 2010, the Reporting Person acquired an additional 125,000 warrants to purchase shares of Common Stock with an exercise price of $3.00 per share.

The Reporting Person is Chairman and Chief Executive Officer of the Issuer.  In his capacity as Chairman and Chief Executive Officer, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction.

Other than as disclosed in this Item 4 and other than in the Reporting Person’s capacity as Chairman and Chief Executive Officer of the Issuer, the Reporting Person does not currently have plans or proposals that relate to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer

(a), (b)                      At the close of business on August 4, 2010, the Reporting Person may be deemed to have sole beneficial ownership interest in 5,798,410 shares of Common Stock of the Issuer, consisting of: (i) 2,750,000 shares of restricted common stock, all of which have vested, (ii) 2,750,000 presently exercisable options to purchase shares of Common Stock, (iii) 86,705 shares of Common Stock, and (iv) 211,705 shares of Common Stock underlying presently exercisable warrants, which collectively constitute approximately 9.5% of the class outstanding.  The aggregate percentage is based upon 61,282,189 shares of Common Stock outstanding at May 17, 2010, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.  At the close of business on August 4, 2010, the Reporting Person has: (i) sole power to vote or to direct the vote over 2,836,705 shares of Common Stock and (i) sole power to dispose or to direct the disposition over 5,798,410 shares of Common Stock.

(c)           Except as set forth herein, the Reporting Person has not effected any transactions in shares of Common Stock of the Issuer in the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Employment Agreement provides that the Reporting Person has the right to nominate one additional independent director to the Issuer’s Board of Directors.  The Reporting Person exercised this right and nominated Mr. Jeff Swanson, whose nomination was unanimously approved by the Issuer’s Board of Directors on August 17, 2009. On March 31, 2010, the Company paid the federal income taxes due on 437,500 shares of restricted stock granted to Mr. Evans that vested on February 12, 2010 since the Company was also liable for such taxes due to its not having withheld for taxes.  The Company retained $265,366 for such taxes out of the contemplated cash bonus that became payable to Mr. Evans in April 2010.  The Reporting Person has pledged 437,500 shares of restricted common stock to a financial institution as additional security for a line of credit (the “Pledge Arrangement”).  The terms of the Pledge Arrangement contain standard default provisions and also permit the Reporting Person to retain sole investment and voting power with respect to such pledged shares in the absence of an event of default.

Item 7.                      Material to be Filed as Exhibits

Exhibit No.	Document
10.1	Employment Agreement dated May 22, 2009 between Gary C. Evans and Petro Resources Corporation*
10.2	Stock Option Agreement dated May 22, 2009 between Gary C. Evans and Petro Resources Corporation*
10.3	Restricted Stock Agreement dated May 22, 2009 between Gary C. Evans and Petro Resources Corporation*

*	Incorporated by reference from the current report on Form 8-K of Magnum Hunter Resources Corporation (formerly Petro Resources Corporation) filed on May 28, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2010	Gary C. Evans By: /s/ Gary C. Evans Name: Gary C. Evans